August 14, 2006

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Howard Efron
Staff Accountant – Division of Corporation Finance
Mail Stop 4561

Re:	Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”)

File No. 000-26933
Form 10-K for the year ended December 31, 2005

Dear Mr. Efron:

The contents of this letter reflect Lionbridge’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 1, 2006.

Copies of this response letter are being filed simultaneously with the Commission.

Form 10-K for the year ended December 31, 2005

Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-10:

COMMENT 1: We note your response to prior comment 2 and request that you expand your critical accounting policies and intangible asset footnote within future filings to discuss historical attrition data relied upon in valuing acquired customer relationship intangibles. This discussion should be updated for future filings as material changes occur. Additionally, please provide an impairment policy and an expanded analysis of the annual impairment test you will perform on your intangible assets subject to amortization. You should address items considered in your impairment analysis related to customer relationships including customer attrition data and updated cash flow projections.

RESPONSE: The Company has expanded Footnote 3 Business Acquisitions, Footnote 10 Goodwill and Other Intangible Assets, and Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations included on the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and filed with the Commission on August 9, 2006 (the “Form 10-Q”).

Mr. Howard Efron

Securities and Exchange Commission

August 14, 2006

We have included as separate exhibits to this letter the modifications made to each section as extracted from the Form 10-Q. The Company will update this discussion in all future filings as appropriate.

If you have any questions with regard to these responses or would like to discuss any of the matters covered in this letter, please contact me at (781) 434-6002.

Sincerely,

/s/ Stephen J. Lifshatz
Stephen J. Lifshatz
Senior Vice President and Chief Financial Officer

Mr. Howard Efron

Securities and Exchange Commission

August 14, 2006

Exhibit A – Footnote 3 extracted from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

3. BUSINESS ACQUISITIONS

Bowne Global Solutions

On September 1, 2005, Lionbridge completed the acquisition of Bowne Global Solutions (“BGS”) pursuant to the terms of the Agreement and Plan of Merger dated as of June 27, 2005. After the acquisition, BGS became a wholly owned subsidiary of Lionbridge. At the closing, each share of common stock of BGS was automatically converted into the right to receive a portion of the acquisition consideration. To fund a portion of the purchase price for its acquisition of BGS, the Company entered into a Credit Agreement (“Credit Agreement”) dated as of September 1, 2005, together with certain of its U.S. and non-U.S. subsidiaries, the several banks and financial institutions as may become parties to the Credit Agreement (“Lenders”) and Wachovia Bank, National Association, as administrative agent for the Lenders. The Credit Agreement provides for a five-year $25.0 million revolving credit facility and a six-year $100.0 million term facility.

The BGS acquisition was accounted for using the purchase method of accounting. The total purchase price was $188.4 million, consisting of a cash payment of $128.5 million made at the closing, 9.4 million shares of Lionbridge’s common stock with a fair market value of $56.5 million, and an additional $3.4 million of direct acquisition costs. The market price used to value the Lionbridge shares issued as partial consideration for BGS was $6.01, which represents the 5 day average closing price of the stock during the period beginning two days before and ending two days after June 28, 2005 the first trading day of the Company’s common stock following announcement of the acquisition on June 27, 2005. Lionbridge borrowed $2.5 million under the revolving credit facility component of the Credit Agreement and $97.7 million (net of $2.3 million of debt financing fees) under the term facility component of the Credit Agreement, which amounts were used to pay a portion of the cash consideration at the closing.

Additionally, in connection with the acquisition of BGS, Lionbridge recorded $48.3 million of amortizing intangible assets, including customer contracts, technology and customer relationships. The estimated useful life of acquired customer contracts ranges from 3.3 to 5.3 years and is being amortized on a straight-line basis. The estimated useful life of acquired technology ranges from 1 to 4 years and is being amortized on a straight-line basis. The estimated useful life of acquired customer relationships is 12 years and is being amortized using the economic consumption method to reflect diminishing cash flows from these relationships in the future. In determining the fair value of the acquired customer relationships, Lionbridge used a discounted cash flow model based upon the estimated future income streams associated with the customer relationships considering their estimated remaining period of benefit. As part of this model, Lionbridge relied on historical attrition rates combined with a premium factor related to the inherent risk of attrition in the newly acquired BGS customer base.

Mr. Howard Efron

Securities and Exchange Commission

August 14, 2006

The Company evaluates whether there has been an impairment in the carrying value of its long-lived assets, including other intangibles assets and property and equipment, in accordance with SFAS No. 144, “Accounting for Impairment of Long-Lived Assets,” if circumstances indicate that a possible impairment may exist. An impairment in the carrying value of an asset is assessed when the undiscounted expected future operating cash flows derived from the asset are less than its carrying value. If it is determined that the asset is impaired then it is written down to its estimated fair value. Long-lived assets, other than goodwill and other intangible assets, which are held for disposal, are recorded at the lower of carrying value or fair market value less the estimated cost to sell. Factors that could lead to an impairment of acquired customer relationships include a worsening in customer attrition rates compared to historical attrition rates, or lower than initially anticipated cash flows associated with customer relationships.

The final allocation of the purchase price, including direct acquisition costs, was based on the fair values of the assets and liabilities assumed as of December 31, 2005, as follows:

Current assets	$78,541,000
Property and equipment	11,494,000
Other assets	1,815,000
Acquired customer relationships	32,000,000
Acquired customer contracts	14,000,000
Acquired technology	2,317,000

Total assets	140,167,000
Accrued restructuring, current	(3,691,000)
Other current liabilities	(33,805,000)
Accrued restructuring, long term	(721,000)
Deferred tax liabilities, long term	(7,734,000)
Other non-current liabilities	(1,894,000)

Total liabilities	(47,845,000)

Net assets	92,322,000
Goodwill	96,066,000

Total purchase price	$188,388,000

At December 31, 2005, the Company reported goodwill of $96.1 million resulting from the preliminary purchase price allocation. During the six months ended June 30, 2006, the Company reversed certain estimates recorded as part of the fair value purchase accounting. The acquired incentive compensation reserve was reduced by $520,000 and deferred tax assets were reduced by $247,000. In addition, the Company received a $1.4 million purchase price reimbursement from Bowne for pre-acquisition tax liabilities and recorded a $125,000 tax receivable for recovery of pre-acquisition value added taxes. These adjustments resulted in a net decrease in goodwill of $1.8 million.

Mr. Howard Efron

Securities and Exchange Commission

August 14, 2006

Additionally, the Company continued to exit certain activities of BGS as a part of the merger plan, resulting in charges of $1.6 million for severance, $257,000 for costs on vacated facilities and $28,000 for professional fees related to valuation services. These additional liabilities are included in the purchase price allocation, and combined with the adjustments above, decreased goodwill by $59,000 to $96.1 million at June 30, 2006.

The goodwill of $96.1 million resulting from the purchase price allocation reflects the value of the underlying enterprise, as well as planned synergies that Lionbridge expects to realize as the business is integrated into existing Lionbridge operations. The total $96.1 million of goodwill has been assigned to the Company’s Global Language and Content (“GLC”) segment. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, this goodwill will not be amortized. Goodwill allocated to domestic operations is expected to be deductible for tax purposes.

At June 30, 2006, management continues to finalize a plan to exit certain activities of BGS which, upon completion of that plan, may result in additional liabilities included in the purchase price allocation.

Pro Forma Disclosures (Unaudited)

The following unaudited pro forma consolidated results of operations for the three and six months ended June 30, 2005 assume that the acquisition of BGS occurred as of the beginning of each period presented:

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Revenue	$106,560	$204,297
Net loss	$(2,066)	$(8,127)
Basic net loss per share	$(0.04)	$(0.14)
Diluted net loss per share	$(0.04)	$(0.14)

These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of that period presented or that may be obtained in the future.

Logoport Software GmbH

On February 1, 2005, Lionbridge acquired all of the capital stock of Logoport Software GmbH (Logoport). Total purchase consideration included a cash payment of $750,000 made at closing and an additional $87,000 of acquisition costs. In addition, the purchase agreement provides for certain contingent payments totaling $550,000 to be made by Lionbridge over a two-year period, dependent on the continued employment of the former owner of Logoport who, as a Lionbridge employee, will continue to develop certain acquired technology for Lionbridge’s internal use. The total purchase price of $837,000 was allocated to acquired technology and is being amortized over a seven-year life. The Company has recorded no goodwill as a result of this acquisition. For the year ended December 31, 2005 and the six months ended June 30, 2006, according to the terms of the purchase agreement, Lionbridge made contingent payments of $305,000 and $125,000, respectively, which were capitalized as internal use software and are being amortized over a seven-year life. It is anticipated that the future payments will also be capitalized as internal use software and amortized over a seven-year life as such amounts would be considered compensation payable to the former owner for the continued development of the Company’s internal use software.

Mr. Howard Efron

Securities and Exchange Commission

August 14, 2006

Exhibit B – Footnote 10 extracted from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

10. GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with the September 1, 2005 acquisition of BGS, Lionbridge recorded $96.1 million of goodwill which is not amortized.

Additionally, in connection with the acquisition of BGS, Lionbridge recorded $48.3 million of amortizing intangible assets, including customer contracts, technology and customer relationships. The estimated useful life of acquired customer contracts ranges from 3.3 to 5.3 years and is being amortized on a straight-line basis. The estimated useful life of acquired technology ranges from 1 to 4 years and is being amortized on a straight-line basis. The estimated useful life of acquired customer relationships is 12 years and is being amortized using the economic consumption method to reflect diminishing cash flows from these relationships in the future. In determining the fair value of the acquired customer relationships, Lionbridge used a discounted cash flow model based upon the estimated future income streams associated with the customer relationships considering their estimated remaining period of benefit. As part of this model, Lionbridge relied on historical attrition rates combined with a premium factor related to the inherent risk of attrition in the newly acquired BGS customer base.

The Company evaluates whether there has been an impairment in the carrying value of its long-lived assets, including other intangibles assets and property and equipment, in accordance with SFAS No. 144, “Accounting for Impairment of Long-Lived Assets,” if circumstances indicate that a possible impairment may exist. An impairment in the carrying value of an asset is assessed when the undiscounted expected future operating cash flows derived from the asset are less than its carrying value. If it is determined that the asset is impaired then it is written down to its estimated fair value. Long-lived assets, other than goodwill and other intangible assets, which are held for disposal, are recorded at the lower of carrying value or fair market value less the estimated cost to sell. Factors that could lead to an impairment of acquired customer relationships include a worsening in customer attrition rates compared to historical attrition rates, or lower than initially anticipated cash flows associated with customer relationships.

Mr. Howard Efron

Securities and Exchange Commission

August 14, 2006

The following table summarizes other intangible assets at June 30, 2006 and December 31, 2005, respectively.

	June 30, 2006			December 31, 2005
	Gross Carrying Value	Accumulated Amortization	Balance	Gross Carrying Value	Accumulated Amortization	Balance
Mentorix internally developed software	$110,000	$101,000	$9,000	$110,000	$83,000	$27,000
BGS acquired customer relationships	32,000,000	3,848,000	28,152,000	32,000,000	1,441,000	30,559,000
BGS acquired customer contracts	14,000,000	2,469,000	11,531,000	14,000,000	987,000	13,013,000
BGS acquired technology	2,317,000	772,000	1,545,000	2,317,000	326,000	1,991,000

	$48,427,000	$7,190,000	$41,237,000	$48,427,000	$2,837,000	$45,590,000

Lionbridge currently expects to amortize the following remaining amounts of intangible assets held at June 30, 2006 in the fiscal periods as follows:

Year ending December 31,
2006	$4,343,000
2007	8,453,000
2008	8,441,000
2009	5,520,000
2010	4,893,000
Thereafter	9,587,000

$41,237,000

Mr. Howard Efron

Securities and Exchange Commission

August 14, 2006

Exhibit C – Extract of Item 2 from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

Valuation of Goodwill and Other Intangible Assets

Lionbridge assesses the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that Lionbridge considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the overall business strategy; and significant negative industry or economic trends. When Lionbridge determines that the carrying value of intangibles and goodwill may not be recoverable based upon one or more of these indicators of impairment, the Company measures any impairment using projected discounted cash flow models. In addition in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is reviewed for impairment on an annual basis. At December 31, 2005, the Company performed its annual test of goodwill to determine if there was an impairment. This test determined that each reporting unit’s fair value exceeded the carrying value of the net assets of each respective reporting unit, using projected discounted cash flow modeling. As a result, no impairment was required to be recorded related to the Company’s annual impairment testing. Estimating future cash flows requires management to make projections that can differ materially from actual results.

The Company evaluates whether there has been an impairment in the carrying value of its long-lived assets, including other intangibles assets and property and equipment, in accordance with SFAS No. 144, “Accounting for Impairment of Long-Lived Assets,” if circumstances indicate that a possible impairment may exist. An impairment in the carrying value of an asset is assessed when the undiscounted expected future operating cash flows derived from the asset are less than its carrying value. If it is determined that the asset is impaired then it is written down to its estimated fair value. Long-lived assets, other than goodwill and other intangible assets, which are held for disposal, are recorded at the lower of carrying value or fair market value less the estimated cost to sell. Factors that could lead to an impairment of acquired customer relationships include a worsening in customer attrition rates compared to historical attrition rates, or lower than initially anticipated cash flows associated with customer relationships.